

For Immediate Release

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
NET OPERATING LOSS FOR SECOND QUARTER 2010

- Completed sale of $103 million of nonperforming assets that resulted in a non-cash charge of $45.3 million
- Nonperforming assets decline 17 percent from last quarter
- Provision for loan losses was $61.5 million, down $13.5 million from last quarter
- Allowance-to-loans ratio increases to 3.57 percent
- Margin improves 11 basis points to 3.60 percent

BLAIRSVILLE, GA – July 23, 2010 – United Community Banks, Inc. (NASDAQ: UCBI) today reported a net operating loss from continuing operations of $59.5 million, or 66 cents per diluted share, for the second quarter of 2010. The second quarter operating loss included a non-cash charge of $45.3 million, or $30.0 million after-tax, resulting from the transaction with Fletcher International ("Fletcher") to dispose of nonperforming assets. The charge increased the net loss for the quarter by 32 cents per diluted share.

United's net operating losses from continuing operations for the first six months of 2010 and 2009 were $94.0 million, or $1.05 per diluted share, and $55.3 million, or $1.24 per diluted share, respectively. In the attached schedules, the results of operations for all periods presented have been restated to show earnings from continuing operations, which excludes Brintech's fee revenue and operating expenses during the periods it was owned by United and the gain from the sale. The net income or loss from Brintech's discontinued operations is reported as a separate line in the consolidated statement of income. Also, the net operating loss from continuing operations for the first six months of 2009 excludes a $70 million non-cash charge for impairment of goodwill and $1.8 million in severance costs, net of taxes, relating to a reduction in work force, both of which were incurred during the first quarter and the $7.1 million gain, net of taxes, on the acquisition of Southern Community Bank in the second quarter. These charges and gains were considered non-recurring items and therefore were excluded from operating earnings. Including these non-recurring items, United's net loss for the first six months of 2010 and 2009 was $92.8 million, or $1.04 per diluted share, and $119.8 million, or $2.57 per diluted share, respectively.

"We made steady progress during the second quarter," stated Jimmy Tallent, president and chief executive officer. "We completed the sale of $103 million of our most illiquid non-performing loans and foreclosed properties with the granting of a warrant and an option to purchase capital. This transaction was a giant step forward in clearing our books of the more difficult problem assets while at the same time preserving capital. We still see credit challenges ahead of us and elevated levels of charge-offs through the balance of 2010. We are pursuing every opportunity to resolve them in the best interests of our shareholders and return to profitability in early 2011."

Total loans were $4.9 billion at quarter-end, down $119 million from the end of the first quarter and $640 million from a year earlier. As of quarter-end, residential construction loans were $820 million, or 17 percent of total loans, down $140 million from the prior quarter-end and down $495 million from a year ago. This decline was net of new lending during the quarter that totaled $101 million, primarily commercial and small business loans in metropolitan Atlanta and north Georgia.

Taxable equivalent net interest revenue of $61.6 million was $745,000 higher than the second quarter of 2009. The net interest margin was 3.60 percent for the second quarter 2010, up 32 basis points from a year ago and up 11 basis points from the first quarter. "By staying focused on deposit and loan pricing, we've been able to steadily increase our net interest margin and hold net interest revenue above $60 million despite continuing attrition in the loan portfolio," Tallent said.

"We had our sixth consecutive quarter of core transaction deposit growth, with an increase of $94 million from the first quarter, or 16 percent, on an annualized basis," Tallent continued. "That compares to core deposit growth of $53 million for the first quarter of 2010 and $224 million from a year ago. We believe this growth is related to disruption in the banking industry and the favorable perception of United as a strong bank with strong service. We are emphasizing these positive attributes, which are always valuable and especially so during difficult times in our industry. We believe this message is being heard and responded to with our successful core deposit program."

The second quarter 2010 provision for loan losses decreased to $61.5 million from $75 million in the first quarter. Net charge-offs were up $4.7 million from first quarter 2010 and $3.0 million from the second quarter of 2009. Non-performing assets decreased to $348 million at quarter-end from $417 million at March 31, 2010, the lowest level since the first quarter of 2009. The ratios of non-performing assets to total assets at the end of the second and first quarters of 2010 were 4.55 percent and 5.32 percent, respectively. The decrease in non-performing assets and improvement in the ratio of non-performing assets to total assets reflected the sale of $103 million of nonperforming assets early in the second quarter.

The transaction with Fletcher resulted in an after-tax charge of $30.0 million, or $45.3 million pre-tax, primarily due to the recognition of the value of warrant and the option to purchase convertible preferred stock that were granted as part of the sale of the non-performing assets. United recorded the equity instruments at a fair value of $39.8 million that resulted in an increase to capital surplus within shareholders' equity, which more than offset the $30 million after-tax charge to expenses.

"Even though this transaction resulted in a higher net loss for the quarter, the importance of the strategic objective achieved was very significant," stated Tallent. "We likely would have carried these illiquid nonperforming assets for many quarters and incurred considerable foreclosure and carrying costs."

Operating fee revenue was $11.6 million for the second quarter of 2010, compared to $11.3 million a year ago. Service charges and fees of $8.0 million were up $436,000, due primarily to new accounts and an increase in ATM and debit card transactions. Mortgage loan fees of $1.6 million were down $1.2 million due to lower refinancing activities. Other fee revenue increased $262,000 to $1.4 million, due primarily to the gain recognized on ineffectiveness of terminated cash flow hedges on a certain portion of United's prime-based loans.

Second quarter operating expenses of $58.3 million, excluding the $45.3 million charge for the sale the non-performing assets, increased $4.6 million compared to last year. Foreclosed property costs more than doubled to $14.5 million compared to $5.7 million in the second quarter of 2009. Foreclosed property costs in the second quarter of 2010 included $3.3 million for maintenance, property taxes and other related costs, compared to $2.5 million last year. In addition, write-downs relating to the sale of properties totaled $5.1 million and write-downs of other foreclosed properties totaled $6.1 million, both to help expedite sales of foreclosed properties. Salary and benefit costs totaled $23.6 million, a decrease of $2.7 million from last year due primarily to the 10 percent reduction in workforce in 2009.

"We continued to focus on reducing expenses, and most controllable costs were flat or down compared to a year ago," commented Tallent. "Last year included the FDIC industry-wide assessment that cost us $3.8 million and a recovery in other expenses of $2.0 million for the reversal of bank owned life insurance surrender charges."

Excluding the tax effect of the charge from the transaction with Fletcher and a $1.3 million increase in the valuation allowance for deferred tax assets, the effective tax rate for the second quarter of 2010 was 40 percent, which was consistent with the prior quarter. The effective tax rate for the remainder of 2010 is expected to be 40 percent, slightly higher than the effective tax rate for the full year 2009.

As of June 30, 2010, United's capital ratios were as follows: Tier I Risk Based Capital of 11.1 percent; Leverage of 7.7 percent; and, Total Risk Based Capital of 13.8 percent. The quarterly average tangible equity-to-assets ratio was 9.3 percent and the tangible common equity-to-assets ratio was 6.9 percent.

"We are not where we want to be yet and the economy continues to be stubborn, but we are making important progress," Tallent said. "Aside from the non-cash loss on the sale of nonperforming assets this quarter, our net operating loss from continuing operations has declined for three consecutive quarters. Residential construction loans, where most of the problems have been, have decreased from a high of 35 percent to 17 percent of total loans at quarter end. We have widened our net interest margin by growing core deposits for six consecutive quarters and obtaining more favorable loan and time deposit pricing. All the while, our customer satisfaction scores lead the industry."

Conference Call

United Community Banks will hold a conference call today, Friday, July 23, 2010, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the password '85745611.' The conference call also will be webcast and can be accessed by selecting 'Calendar of Events' within the Investor Relations section of the company's website at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $7.7 billion and operates 27 community banks with 106 banking offices throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina and east Tennessee. The company specializes in providing personalized community banking services to individuals and small to mid-size businesses. United Community Banks also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at the company's web site at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of some factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Forward-Looking Statements" on page 3 of United Community Banks, Inc.'s annual report filed on Form 10-K with the Securities and Exchange Commission.

# # #

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2010 Second Quarter	2010 First Quarter	2009 Fourth Quarter	2009 Third Quarter	2009 Second Quarter	Second Quarter 2010-2009 Change	For the Six Months Ended 2010	For the Six Months Ended 2009	YTD 2010-2009 Change
INCOME SUMMARY									
Interest revenue	$ 87,699	$ 89,849	$ 97,481	$ 101,181	$ 102,737		$ 177,548	$ 206,299	
Interest expense	26,072	28,570	33,552	38,177	41,855		54,642	88,005	
Net interest revenue	61,627	61,279	63,929	63,004	60,882	1 %	122,906	118,294	4 %
Provision for loan losses	61,500	75,000	90,000	95,000	60,000		136,500	125,000	
Operating fee revenue [1]	11,579	11,666	14,447	13,389	11,305	2	23,245	23,128	1
Total operating revenue [1]	11,706	(2,055)	(11,624)	(18,607)	12,187	(4)	9,651	16,422	(41)
Operating expenses [2]	58,308	54,820	60,126	51,426	53,710	9	113,128	105,498	7
Loss on sale of nonperforming assets	45,349	-	-	-	-		45,349	-	
Operating loss from continuing operations before taxes	(91,951)	(56,875)	(71,750)	(70,033)	(41,523)	(121)	(148,826)	(89,076)	(67)
Operating income tax benefit	(32,419)	(22,417)	(31,687)	(26,252)	(18,394)		(54,836)	(33,815)	
Net operating loss from continuing operations [1][2]	(59,532)	(34,458)	(40,063)	(43,781)	(23,129)	(157)	(93,990)	(55,261)	(70)
Gain from acquisition, net of tax expense	-	-	-	-	7,062		-	7,062	
Noncash goodwill impairment charges	-	-	-	(25,000)	-		-	(70,000)	
Severance costs, net of tax benefit	-	-	-	-	-		-	(1,797)	
(Loss) income from discontinued operations	-	(101)	228	63	66		(101)	222	
Gain from sale of subsidiary, net of income taxes and selling costs	-	1,266	-	-	-		1,266	-	
Net loss	(59,532)	(33,293)	(39,835)	(68,718)	(16,001)	(272)	(92,825)	(119,774)	22
Preferred dividends and discount accretion	2,577	2,572	2,567	2,562	2,559		5,149	5,113	
Net loss available to common shareholders	$ (62,109)	$ (35,865)	$ (42,402)	$ (71,280)	$ (18,560)		$ (97,974)	$ (124,887)	
PERFORMANCE MEASURES									
Per common share:									
Diluted operating loss from continuing operations [1][2]	$ (.66)	$ (.39)	$ (.45)	$ (.93)	$ (.53)	(25)	$ (1.05)	$ (1.24)	15
Diluted loss from continuing operations	(.66)	(.39)	(.45)	(1.43)	(.38)	(74)	(1.05)	(2.58)	59
Diluted loss	(.66)	(.38)	(.45)	(1.43)	(.38)	(74)	(1.04)	(2.57)	60
Stock dividends declared [6]	-	-	-	1 for 130	1 for 130		-	2 for 130	
Book value	7.71	7.95	8.36	8.85	13.87	(44)	7.71	13.87	(44)
Tangible book value [4]	5.39	5.62	6.02	6.50	8.85	(39)	5.39	8.85	(39)
Key performance ratios:									
Return on equity [3][5]	(35.89) %	(20.10) %	(22.08) %	(45.52) %	(11.42) %		(27.87) %	(36.20) %	
Return on assets [5]	(3.10)	(1.70)	(1.91)	(3.32)	(.78)		(2.39)	(2.93)	
Net interest margin [5]	3.60	3.49	3.40	3.39	3.28		3.55	3.18	
Operating efficiency ratio from continuing operations [1][2]	141.60	75.22	78.74	68.35	73.68		108.48	74.38	
Equity to assets	11.84	11.90	11.94	10.27	10.71		11.87	11.20	
Tangible equity to assets [4]	9.26	9.39	9.53	7.55	7.96		9.32	8.10	
Tangible common equity to assets [4]	6.91	7.13	7.37	5.36	5.77		7.02	5.93	
Tangible common equity to risk-weighted assets [4]	9.97	10.03	10.39	10.67	7.49		9.97	7.49	
ASSET QUALITY *									
Non-performing loans	$ 224,335	$ 280,802	$ 264,092	$ 304,381	$ 287,848		$ 224,335	$ 287,848	
Foreclosed properties	123,910	136,275	120,770	110,610	104,754		123,910	104,754	
Total non-performing assets (NPAs)	348,245	417,077	384,862	414,991	392,602		348,245	392,602	
Allowance for loan losses	174,111	173,934	155,602	150,187	145,678		174,111	145,678	
Net charge-offs	61,323	56,668	84,585	90,491	58,312		117,991	101,593	
Allowance for loan losses to loans	3.57 %	3.48 %	3.02 %	2.80 %	2.64 %		3.57 %	2.64 %	
Net charge-offs to average loans [5]	4.98	4.51	6.37	6.57	4.18		4.75	3.64	
NPAs to loans and foreclosed properties	6.97	8.13	7.30	7.58	6.99		6.97	6.99	
NPAs to total assets	4.55	5.32	4.81	4.91	4.63		4.55	4.63	
AVERAGE BALANCES (*$ in millions*)									
Loans	$ 5,011	$ 5,173	$ 5,357	$ 5,565	$ 5,597	(10)	$ 5,091	$ 5,636	(10)
Investment securities	1,532	1,518	1,529	1,615	1,771	(13)	1,525	1,742	(12)
Earning assets	6,854	7,085	7,487	7,401	7,442	(8)	6,969	7,486	(7)
Total assets	7,704	7,946	8,287	8,208	8,212	(6)	7,825	8,291	(6)
Deposits	6,375	6,570	6,835	6,690	6,545	(3)	6,472	6,662	(3)
Shareholders' equity	912	945	989	843	879	4	929	923	1
Common shares - basic (*thousands*)	94,524	94,390	94,219	49,771	48,794	94	94,453	48,560	95
Common shares - diluted (*thousands*)	94,524	94,390	94,219	49,771	48,794	94	94,453	48,560	95
AT PERIOD END (*$ in millions*)									
Loans *	$ 4,873	$ 4,992	$ 5,151	$ 5,363	$ 5,513	(12)	$ 4,873	$ 5,513	(12)
Investment securities	1,488	1,527	1,530	1,533	1,817	(18)	1,488	1,817	(18)
Total assets	7,652	7,837	8,000	8,444	8,477	(10)	7,652	8,477	(10)
Deposits	6,330	6,488	6,628	6,821	6,849	(8)	6,330	6,849	(8)
Shareholders' equity	904	926	962	1,007	855	6	904	855	6
Common shares outstanding (*thousands*)	94,281	94,176	94,046	93,901	48,933	93	94,281	48,933	93

[1] Excludes the gain from acquisition of $11.4 million, (income tax expense of $4.3 million) in the second quarter of 2009 and revenue generated by discontinued operations in all periods presented.

[2] Excludes goodwill impairment charges of $25 million and $70 million in the third and first quarters of 2009, respectively, severance costs of $2.9 million, (income tax benefit of $1.1 million) in the first quarter of 2009 and expenses relating to discontinued operations for all periods presented. [3] Net loss available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [4] Excludes effect of acquisition related intangibles and associated amortization. [5] Annualized. [6] Number of new shares issued for shares currently held.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Operating Earnings to GAAP Earnings Reconciliation
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2010 Second Quarter	2010 First Quarter	2009 Fourth Quarter	2009 Third Quarter	2009 Second Quarter	For the Six Months Ended 2010	For the Six Months Ended 2009
Interest revenue reconciliation							
Interest revenue - taxable equivalent	$ 87,699	$ 89,849	$ 97,481	$ 101,181	$ 102,737	$ 177,548	$ 206,299
Taxable equivalent adjustment	(500)	(493)	(601)	(580)	(463)	(993)	(951)
Interest revenue (GAAP)	$ 87,199	$ 89,356	$ 96,880	$ 100,601	$ 102,274	$ 176,555	$ 205,348
Net interest revenue reconciliation							
Net interest revenue - taxable equivalent	$ 61,627	$ 61,279	$ 63,929	$ 63,004	$ 60,882	$ 122,906	$ 118,294
Taxable equivalent adjustment	(500)	(493)	(601)	(580)	(463)	(993)	(951)
Net interest revenue (GAAP)	$ 61,127	$ 60,786	$ 63,328	$ 62,424	$ 60,419	$ 121,913	$ 117,343
Fee revenue reconciliation							
Operating fee revenue	$ 11,579	$ 11,666	$ 14,447	$ 13,389	$ 11,305	$ 23,245	$ 23,128
Gain from acquisition	-	-	-	-	11,390	-	11,390
Fee revenue (GAAP)	$ 11,579	$ 11,666	$ 14,447	$ 13,389	$ 22,695	$ 23,245	$ 34,518
Total revenue reconciliation							
Total operating revenue	$ 11,706	$ (2,055)	$ (11,624)	$ (18,607)	$ 12,187	$ 9,651	$ 16,422
Taxable equivalent adjustment	(500)	(493)	(601)	(580)	(463)	(993)	(951)
Gain from acquisition	-	-	-	-	11,390	-	11,390
Total revenue (GAAP)	$ 11,206	$ (2,548)	$ (12,225)	$ (19,187)	$ 23,114	$ 8,658	$ 26,861
Expense reconciliation							
Operating expense	$ 103,657	$ 54,820	$ 60,126	$ 51,426	$ 53,710	$ 158,477	$ 105,498
Noncash goodwill impairment charge	-	-	-	25,000	-	-	70,000
Severance costs	-	-	-	-	-	-	2,898
Operating expense (GAAP)	$ 103,657	$ 54,820	$ 60,126	$ 76,426	$ 53,710	$ 158,477	$ 178,396
Loss from continuing operations before taxes reconciliation							
Operating loss from continuing operations before taxes	$ (91,951)	$ (56,875)	$ (71,750)	$ (70,033)	$ (41,523)	$ (148,826)	$ (89,076)
Taxable equivalent adjustment	(500)	(493)	(601)	(580)	(463)	(993)	(951)
Gain from acquisition	-	-	-	-	11,390	-	11,390
Noncash goodwill impairment charge	-	-	-	(25,000)	-	-	(70,000)
Severance costs	-	-	-	-	-	-	(2,898)
Loss from continuing operations before taxes (GAAP)	$ (92,451)	$ (57,368)	$ (72,351)	$ (95,613)	$ (30,596)	$ (149,819)	$ (151,535)
Income tax benefit reconciliation							
Operating income tax benefit	$ (32,419)	$ (22,417)	$ (31,687)	$ (26,252)	$ (18,394)	$ (54,836)	$ (33,815)
Taxable equivalent adjustment	(500)	(493)	(601)	(580)	(463)	(993)	(951)
Gain from acquisition, tax expense	-	-	-	-	4,328	-	4,328
Severance costs, tax benefit	-	-	-	-	-	-	(1,101)
Income tax benefit (GAAP)	$ (32,919)	$ (22,910)	$ (32,288)	$ (26,832)	$ (14,529)	$ (55,829)	$ (31,539)
Diluted loss from continuing operations per common share reconciliation							
Diluted operating loss from continuing operations per common share	$ (.66)	$ (.39)	$ (.45)	$ (.93)	$ (.53)	$ (1.05)	$ (1.24)
Gain from acquisition	-	-	-	-	.15	-	.15
Noncash goodwill impairment charge	-	-	-	(.50)	-	-	(1.45)
Severance costs	-	-	-	-	-	-	(.04)
Diluted loss from continuing operations per common share (GAAP)	$ (.66)	$ (.39)	$ (.45)	$ (1.43)	$ (.38)	$ (1.05)	$ (2.58)
Book value per common share reconciliation							
Tangible book value per common share	$ 5.39	$ 5.62	$ 6.02	$ 6.50	$ 8.85	$ 5.39	$ 8.85
Effect of goodwill and other intangibles	2.32	2.33	2.34	2.35	5.02	2.32	5.02
Book value per common share (GAAP)	$ 7.71	$ 7.95	$ 8.36	$ 8.85	$ 13.87	$ 7.71	$ 13.87
Efficiency ratio from continuing operations reconciliation							
Operating efficiency ratio from continuing operations	141.60 %	75.22 %	78.74 %	68.35 %	73.68 %	108.48 %	74.38 %
Gain from acquisition	-	-	-	-	(9.96)	-	(5.53)
Noncash goodwill impairment charge	-	-	-	33.22	-	-	45.69
Severance costs	-	-	-	-	-	-	1.89
Efficiency ratio from continuing operations (GAAP)	141.60 %	75.22 %	78.74 %	101.57 %	63.72 %	108.48 %	116.43 %
Average equity to assets reconciliation							
Tangible common equity to assets	6.91 %	7.13 %	7.37 %	5.36 %	5.77 %	7.02 %	5.93 %
Effect of preferred equity	2.35	2.26	2.16	2.19	2.19	2.30	2.17
Tangible equity to assets	9.26	9.39	9.53	7.55	7.96	9.32	8.10
Effect of goodwill and other intangibles	2.58	2.51	2.41	2.72	2.75	2.55	3.10
Equity to assets (GAAP)	11.84 %	11.90 %	11.94 %	10.27 %	10.71 %	11.87 %	11.20 %
Actual tangible common equity to risk-weighted assets reconciliation							
Tangible common equity to risk-weighted assets	9.97 %	10.03 %	10.39 %	10.67 %	7.49 %	9.97 %	7.49 %
Effect of other comprehensive income	(.87)	(.85)	(.87)	(.90)	(.72)	(.87)	(.72)
Effect of deferred tax limitation	(2.47)	(1.75)	(1.27)	(.58)	(.22)	(2.47)	(.22)
Effect of trust preferred	1.03	1.00	.97	.92	.90	1.03	.90
Effect of preferred equity	3.41	3.29	3.19	3.04	2.99	3.41	2.99
Tier I capital ratio (Regulatory)	11.07 %	11.72 %	12.41 %	13.15 %	10.44 %	11.07 %	10.44 %

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End

| | 2010 | | 2009 | | | Linked | Year over |
| | Second | First | Fourth | Third | Second | Quarter | Year |
(in millions)	Quarter [1]	Quarter [1]	Quarter [1]	Quarter [1]	Quarter [1]	Change	Change
LOANS BY CATEGORY							
Commercial (sec. by RE)	$ 1,780	$ 1,765	$ 1,779	$ 1,787	$ 1,797	$ 15	$ (17)
Commercial construction	342	357	363	380	379	(15)	(37)
Commercial & industrial	441	381	390	403	399	60	42
Total commercial	2,563	2,503	2,532	2,570	2,575	60	(12)
Residential construction	820	960	1,050	1,185	1,315	(140)	(495)
Residential mortgage	1,356	1,390	1,427	1,461	1,470	(34)	(114)
Consumer / installment	134	139	142	147	153	(5)	(19)
Total loans	$ 4,873	$ 4,992	$ 5,151	$ 5,363	$ 5,513	(119)	(640)
LOANS BY MARKET							
Atlanta MSA	$ 1,373	$ 1,404	$ 1,435	$ 1,526	$ 1,605	(31)	(232)
Gainesville MSA	343	372	390	402	413	(29)	(70)
North Georgia	1,808	1,814	1,884	1,942	1,978	(6)	(170)
Western North Carolina	738	756	772	786	794	(18)	(56)
Coastal Georgia	356	388	405	440	455	(32)	(99)
East Tennessee	255	258	265	267	268	(3)	(13)
Total loans	$ 4,873	$ 4,992	$ 5,151	$ 5,363	$ 5,513	(119)	(640)
RESIDENTIAL CONSTRUCTION							
Dirt loans							
Acquisition & development	$ 214	$ 290	$ 332	$ 380	$ 413	(76)	(199)
Land loans	110	124	127	159	159	(14)	(49)
Lot loans	311	321	336	336	369	(10)	(58)
Total	635	735	795	875	941	(100)	(306)
House loans							
Spec	125	153	178	218	268	(28)	(143)
Sold	60	72	77	92	106	(12)	(46)
Total	185	225	255	310	374	(40)	(189)
Total residential construction	$ 820	$ 960	$ 1,050	$ 1,185	$ 1,315	(140)	(495)
RESIDENTIAL CONSTRUCTION - ATLANTA MSA							
Dirt loans							
Acquisition & development	$ 52	$ 66	$ 76	$ 100	$ 124	(14)	(72)
Land loans	32	43	43	61	63	(11)	(31)
Lot loans	39	47	52	54	81	(8)	(42)
Total	123	156	171	215	268	(33)	(145)
House loans							
Spec	50	58	68	91	127	(8)	(77)
Sold	10	14	16	22	29	(4)	(19)
Total	60	72	84	113	156	(12)	(96)
Total residential construction	$ 183	$ 228	$ 255	$ 328	$ 424	(45)	(241)

(1) Excludes total loans of $80.8 million, $79.5 million, $85.1 million, $104.0 million and $109.9 million as of June 30, 2010, March 31, 2010, December 31, 2009, September 30, 2009 and June 30, 2009, respectively, that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [1]

(in thousands)	**Second Quarter 2010** Non-performing Loans	Foreclosed Properties	Total NPAs	**First Quarter 2010** Non-performing Loans	Foreclosed Properties	Total NPAs	**Fourth Quarter 2009** Non-performing Loans	Foreclosed Properties	Total NPAs
NPAs BY CATEGORY									
Commercial (sec. by RE)	$ 56,013	$ 13,297	$ 69,310	$ 45,918	$ 21,597	$ 67,515	$ 37,040	$ 15,842	$ 52,882
Commercial construction	17,872	11,339	29,211	23,556	14,285	37,841	19,976	9,761	29,737
Commercial & industrial	7,245	-	7,245	3,610	-	3,610	3,946	-	3,946
Total commercial	81,130	24,636	105,766	73,084	35,882	108,966	60,962	25,603	86,565
Residential construction	88,375	74,444	162,819	147,326	74,220	221,546	142,332	76,519	218,851
Residential mortgage	53,175	24,830	78,005	57,920	26,173	84,093	58,767	18,648	77,415
Consumer / installment	1,655	-	1,655	2,472	-	2,472	2,031	-	2,031
Total NPAs	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862
NPAs BY MARKET									
Atlanta MSA	$ 74,031	$ 30,605	$ 104,636	$ 81,914	$ 36,951	$ 118,865	$ 106,536	$ 41,125	$ 147,661
Gainesville MSA	10,730	2,750	13,480	17,058	3,192	20,250	5,074	2,614	7,688
North Georgia	102,198	60,597	162,795	109,280	63,128	172,408	87,598	53,072	140,670
Western North Carolina	22,776	11,473	34,249	31,353	8,588	39,941	29,610	5,096	34,706
Coastal Georgia	8,341	16,548	24,889	33,438	21,871	55,309	26,871	17,150	44,021
East Tennessee	6,259	1,937	8,196	7,759	2,545	10,304	8,403	1,713	10,116
Total NPAs	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862
NPA ACTIVITY									
Beginning Balance	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862	$ 304,381	$ 110,610	$ 414,991
Loans placed on non-accrual	155,007	-	155,007	139,030	-	139,030	174,898	-	174,898
Payments received	(12,189)	-	(12,189)	(5,733)	-	(5,733)	(26,935)	-	(26,935)
Loan charge-offs	(62,693)	-	(62,693)	(58,897)	-	(58,897)	(88,427)	-	(88,427)
Foreclosures	(66,994)	66,994	-	(49,233)	49,233	-	(79,983)	79,983	-
Capitalized costs	-	305	305	-	320	320	-	981	981
Note / property sales	(69,598)	(68,472)	(138,070)	(8,457)	(25,951)	(34,408)	(19,842)	(61,228)	(81,070)
Write downs	-	(6,094)	(6,094)	-	(4,579)	(4,579)	-	(2,209)	(2,209)
Net losses on sales	-	(5,098)	(5,098)	-	(3,518)	(3,518)	-	(7,367)	(7,367)
Ending Balance	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862

(in thousands)	**Second Quarter 2010** Net Charge-Offs	Net Charge-Offs to Average Loans [2]	**First Quarter 2010** Net Charge-Offs	Net Charge-Offs to Average Loans [2]	**Fourth Quarter 2009** Net Charge-Offs	Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 9,757	2.21 %	$ 1,964	.45 %	$ 3,896	.86 %
Commercial construction	1,460	1.67	2,206	2.48	4,717	5.03
Commercial & industrial	867	.85	4,110	4.31	153	.15
Total commercial	12,084	1.91	8,280	1.33	8,766	1.36
Residential construction	41,515	18.71	43,100	17.32	67,393	23.87
Residential mortgage	6,517	1.90	4,551	1.31	7,026	1.93
Consumer / installment	1,207	3.53	737	2.12	1,400	3.83
Total	$ 61,323	4.98	$ 56,668	4.51	$ 84,585	6.37
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 16,926	4.85 %	$ 15,545	4.32 %	$ 43,595	12.07 %
Gainesville MSA	2,547	3.01	1,675	1.92	2,273	2.49
North Georgia	28,100	6.19	29,747	6.51	18,057	3.57
Western North Carolina	7,194	3.86	3,695	1.96	10,091	5.11
Coastal Georgia	5,581	6.07	5,649	5.74	8,109	7.72
East Tennessee	975	1.53	357	.55	2,460	3.67
Total	$ 61,323	4.98	$ 56,668	4.51	$ 84,585	6.37

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank. (2) Annualized.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Interest revenue:				
Loans, including fees	$ 70,611	$ 81,691	$ 142,826	$ 163,571
Investment securities, including tax exempt of $295, $309, $606 and $628	15,829	20,485	32,032	41,237
Federal funds sold, commercial paper and deposits in banks	759	98	1,697	540
Total interest revenue	87,199	102,274	176,555	205,348
Interest expense:				
Deposits:				
NOW	1,745	2,843	3,599	6,180
Money market	1,829	2,269	3,586	4,506
Savings	83	121	167	248
Time	17,718	32,064	37,916	68,117
Total deposit interest expense	21,375	37,297	45,268	79,051
Federal funds purchased, repurchase agreements and other short-term borrowings	1,056	595	2,094	1,148
Federal Home Loan Bank advances	974	1,203	1,951	2,277
Long-term debt	2,667	2,760	5,329	5,529
Total interest expense	26,072	41,855	54,642	88,005
Net interest revenue	61,127	60,419	121,913	117,343
Provision for loan losses	61,500	60,000	136,500	125,000
Net interest revenue after provision for loan losses	(373)	419	(14,587)	(7,657)
Fee revenue:				
Service charges and fees	7,993	7,557	15,440	14,591
Mortgage loan and other related fees	1,601	2,825	3,080	5,476
Brokerage fees	586	497	1,153	1,186
Securities losses, net	-	(711)	61	(408)
Gain from acquisition	-	11,390	-	11,390
Other	1,399	1,137	3,511	2,283
Total fee revenue	11,579	22,695	23,245	34,518
Total revenue	11,206	23,114	8,658	26,861
Operating expenses:				
Salaries and employee benefits	23,590	26,305	47,950	53,618
Communications and equipment	3,511	3,571	6,784	7,217
Occupancy	3,836	3,818	7,650	7,587
Advertising and public relations	1,352	1,125	2,395	2,169
Postage, printing and supplies	765	1,288	1,990	2,463
Professional fees	2,178	3,195	4,121	6,476
Foreclosed preoperty	14,540	5,737	25,353	10,056
FDIC assessments and other regulatory charges	3,566	6,810	7,192	9,492
Amortization of intangibles	794	739	1,596	1,478
Other	4,176	1,122	8,097	4,942
Loss on sale of nonperforming assets	45,349	-	45,349	-
Goodwill impairment	-	-	-	70,000
Severance costs	-	-	-	2,898
Total operating expenses	103,657	53,710	158,477	178,396
Loss from continuing operations before income taxes	(92,451)	(30,596)	(149,819)	(151,535)
Income tax benefit	(32,919)	(14,529)	(55,829)	(31,539)
Net loss from continuing operations	(59,532)	(16,067)	(93,990)	(119,996)
(Loss) income from discontinued operations, net of income taxes	-	66	(101)	222
Gain from sale of subsidiary, net of income taxes and selling costs	-	-	1,266	-
Net loss	(59,532)	(16,001)	(92,825)	(119,774)
Preferred stock dividends and discount accretion	2,577	2,559	5,149	5,113
Net loss available to common shareholders	$ (62,109)	$ (18,560)	$ (97,974)	$ (124,887)
Loss from continuing operations per common share - Basic / Diluted	$ (.66)	$ (.38)	$ (1.05)	$ (2.58)
Loss per common share - Basic / Diluted	(.66)	(.38)	(1.04)	(2.57)
Weighted average common shares outstanding - Basic / Diluted	94,524	48,794	94,453	48,560

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

(in thousands, except share and per share data)	June 30, 2010 (unaudited)	December 31, 2009 (audited)	June 30, 2009 (unaudited)
ASSETS			
Cash and due from banks	$ 115,088	$ 126,265	$ 110,943
Interest-bearing deposits in banks	105,183	120,382	70,474
Federal funds sold, commercial paper and short-term investments	148,227	129,720	-
Cash and cash equivalents	368,498	376,367	181,417
Securities available for sale	1,165,776	1,530,047	1,816,787
Securities held to maturity (fair value $327,497)	322,148	-	-
Mortgage loans held for sale	22,705	30,226	42,185
Loans, net of unearned income	4,873,030	5,151,476	5,513,087
Less allowance for loan losses	174,111	155,602	145,678
Loans, net	4,698,919	4,995,874	5,367,409
Assets covered by loss sharing agreements with the FDIC	156,611	185,938	230,125
Premises and equipment, net	180,125	182,038	178,983
Accrued interest receivable	29,650	33,867	41,405
Goodwill and other intangible assets	223,600	225,196	251,821
Foreclosed property	123,910	120,770	104,754
Other assets	360,542	319,591	262,469
Total assets	$ 7,652,484	$ 7,999,914	$ 8,477,355
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 779,934	$ 707,826	$ 714,630
NOW	1,326,861	1,335,790	1,273,368
Money market	756,370	713,901	573,463
Savings	185,176	177,427	180,368
Time:			
Less than $100,000	1,575,211	1,746,511	1,992,056
Greater than $100,000	1,093,975	1,187,499	1,351,527
Brokered	611,985	758,880	763,348
Total deposits	6,329,512	6,627,834	6,848,760
Federal funds purchased, repurchase agreements, and other short-term borrowings	104,127	101,389	252,493
Federal Home Loan Bank advances	104,138	114,501	283,292
Long-term debt	150,106	150,066	150,026
Accrued expenses and other liabilities	60,184	43,803	87,512
Total liabilities	6,748,067	7,037,593	7,622,083
Shareholders' equity:			
Preferred stock, $1 par value; 10,000,000 shares authorized;			
Series A; $10 stated value; 21,700 shares issued and outstanding	217	217	217
Series B; $1,000 stated value; 180,000 shares issued and outstanding	175,050	174,408	173,785
Common stock, $1 par value; 200,000,000 shares authorized;			
94,280,925, 94,045,603 and 48,933,383 shares issued and outstanding	94,281	94,046	48,933
Common stock issuable; 284,771, 221,906 and 182,041 shares	3,898	3,597	3,383
Capital surplus	663,836	622,034	450,514
(Accumulated deficit) retained earnings	(77,590)	20,384	136,624
Accumulated other comprehensive income	44,725	47,635	41,816
Total shareholders' equity	904,417	962,321	855,272
Total liabilities and shareholders' equity	$ 7,652,484	$ 7,999,914	$ 8,477,355

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis
For the Three Months Ended June 30,

(dollars in thousands, taxable equivalent)	2010 Average Balance	2010 Interest	2010 Avg. Rate	2009 Average Balance	2009 Interest	2009 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$ 5,010,937	$ 70,640	5.65 %	$ 5,597,259	$ 81,567	5.85 %
Taxable securities [3]	1,503,162	15,534	4.13	1,742,620	20,176	4.63
Tax-exempt securities [1][3]	28,920	482	6.67	28,862	506	7.01
Federal funds sold and other interest-earning assets	311,475	1,043	1.34	73,437	488	2.66
Total interest-earning assets	6,854,494	87,699	5.13	7,442,178	102,737	5.53
Non-interest-earning assets:						
Allowance for loan losses	(193,998)			(147,691)		
Cash and due from banks	100,931			101,830		
Premises and equipment	181,064			179,446		
Other assets [3]	761,803			636,377		
Total assets	$ 7,704,294			$ 8,212,140		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 1,325,099	$ 1,745	.53	$ 1,258,134	$ 2,843	.91
Money market	746,039	1,829	.98	521,989	2,269	1.74
Savings	186,628	83	.18	178,435	121	.27
Time less than $100,000	1,605,308	7,887	1.97	1,894,071	15,342	3.25
Time greater than $100,000	1,110,010	6,102	2.20	1,325,757	11,513	3.48
Brokered	642,954	3,729	2.33	686,070	5,209	3.05
Total interest-bearing deposits	5,616,038	21,375	1.53	5,864,456	37,297	2.55
Federal funds purchased and other borrowings	104,637	1,056	4.05	220,376	595	1.08
Federal Home Loan Bank advances	107,948	974	3.62	309,962	1,203	1.56
Long-term debt	150,097	2,667	7.13	151,019	2,760	7.33
Total borrowed funds	362,682	4,697	5.19	681,357	4,558	2.68
Total interest-bearing liabilities	5,978,720	26,072	1.75	6,545,813	41,855	2.56
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	758,558			680,081		
Other liabilities	54,931			107,036		
Total liabilities	6,792,209			7,332,930		
Shareholders' equity	912,085			879,210		
Total liabilities and shareholders' equity	$ 7,704,294			$ 8,212,140		
Net interest revenue		$ 61,627			$ 60,882	
Net interest-rate spread			3.38 %			2.97 %
Net interest margin [4]			3.60 %			3.28 %

(1) Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

(2) Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.

(3) Securities available for sale are shown at amortized cost. Pretax unrealized gains of $43.6 million in 2010 and $14.7 million in 2009 are included in other assets for purposes of this presentation.

(4) Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Six Months Ended June 30,

(dollars in thousands, taxable equivalent)	2010 Average Balance	2010 Interest	2010 Avg. Rate	2009 Average Balance	2009 Interest	2009 Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [1][2]	$ 5,091,445	$142,859	5.66 %	$ 5,635,942	$163,316	5.84 %
Taxable securities [3]	1,495,447	31,426	4.20	1,712,778	40,609	4.74
Tax-exempt securities [1][3]	29,482	991	6.72	29,453	1,028	6.98
Federal funds sold and other interest-earning assets	352,683	2,272	1.29	107,788	1,346	2.50
Total interest-earning assets	6,969,057	177,548	5.13	7,485,961	206,299	5.55
Non-interest-earning assets:						
Allowance for loan losses	(190,662)			(138,297)		
Cash and due from banks	102,728			103,113		
Premises and equipment	181,493			179,470		
Other assets [3]	762,014			661,520		
Total assets	$ 7,824,630			$ 8,291,767		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 1,343,297	$ 3,599	.54	$ 1,307,865	$ 6,180	.95
Money market	734,817	3,586	.98	499,780	4,506	1.82
Savings	183,555	167	.18	175,587	248	.28
Time less than $100,000	1,648,739	16,778	2.05	1,918,349	32,559	3.42
Time greater than $100,000	1,132,767	12,872	2.29	1,359,286	24,338	3.61
Brokered	689,717	8,266	2.42	735,844	11,220	3.07
Total interest-bearing deposits	5,732,892	45,268	1.59	5,996,711	79,051	2.66
Federal funds purchased and other borrowings	103,355	2,094	4.09	185,639	1,148	1.25
Federal Home Loan Bank advances	111,150	1,951	3.54	257,742	2,277	1.78
Long-term debt	150,088	5,329	7.16	151,009	5,529	7.38
Total borrowed funds	364,593	9,374	5.18	594,390	8,954	3.04
Total interest-bearing liabilities	6,097,485	54,642	1.81	6,591,101	88,005	2.69
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	738,876			665,170		
Other liabilities	59,605			112,382		
Total liabilities	6,895,966			7,368,653		
Shareholders' equity	928,664			923,114		
Total liabilities and shareholders' equity	$ 7,824,630			$ 8,291,767		
Net interest revenue		$122,906			$118,294	
Net interest-rate spread			3.32 %			2.86 %
Net interest margin [4]			3.55 %			3.18 %

(1) Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

(2) Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued.

(3) Securities available for sale are shown at amortized cost. Pretax unrealized gains of $43.4 million in 2010 and $12.7 million in 2009 are included in other assets for purposes of this presentation.

(4) Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.